<SEQUENCE>1
<FILENAME>WPCS_sc13ga.txt

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      WPCS International Incorporated
                                (Name of Issuer)

                      Common Stock, par value $0.02 per share
                          (Title of Class of Securities)

                                    92931L302
                                 (CUSIP Number)

                                December 31, 2013
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 92931L302                  13G/A                Page 2 of 7 Pages
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     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
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     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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NUMBER OF      (5)   SOLE VOTING POWER

SHARES         -------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     426,290 shares of common stock

                     226,857 shares of Common Stock issuable upon conversion of senior secured convertible notes (see Item 4)*

                     1,291,845 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*

                     1,260,611 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

OWNED BY       -------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                     426,290 shares of common stock

                     226,857 shares of Common Stock issuable upon conversion of senior secured convertible notes (see Item 4)*

                     1,291,845 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*

                     1,260,611 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 426,290 shares of common stock

            226,857 shares of Common Stock issuable upon conversion of senior secured convertible notes (see Item 4)*

            1,291,845 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*

            1,260,611 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

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     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                         [ ]
----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4)*
----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            PN
----------------------------------------------------------------------------

* As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 92931L302                  13G/A               Page 3 of 7 Pages
----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     426,290 shares of common stock

                     226,857 shares of Common Stock issuable upon conversion of senior secured convertible notes (see Item 4)*

                     1,291,845 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*

                     1,260,611 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

OWNED BY       -------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                     426,290 shares of common stock

                     226,857 shares of Common Stock issuable upon conversion of senior secured convertible notes (see Item 4)*

                     1,291,845 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*

                     1,260,611 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            426,290 shares of common stock

            226,857 shares of Common Stock issuable upon conversion of senior secured convertible notes (see Item 4)*

            1,291,845 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*

            1,260,611 shares of Common Stock issuable upon exercise of warrants (see Item 4)*

---------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                         [ ]
----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4)*
---------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            IN
---------------------------------------------------------------------------

* As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 92931L302                  13G/A               Page 4 of 7 Pages
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Item 1.

(a)   Name of Issuer

           WPCS International Inc. a Delaware corporation (the "Company")

(b)   Address of Issuer's Principal Executive Offices

           	One East Uwchlan Avenue
		Suite 301
		Exton, Pennsylvania 19341


Item 2(a).  Name of Person Filing

 This statement is filed by Hudson Bay Capital Management LP (the
'Investment Manager') and Mr. Sander Gerber ('Mr. Gerber'), who are collectively referred to herein as 'Reporting Persons.'

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Reporting Persons is:

      777 Third Avenue, 30th Floor
      New York, NY 10017

Item 2(c).  Citizenship

      Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      	Common Stock, par value $0.0001 per share (the "Common Stock")


Item 2(e)   CUSIP Number

      	92931L302
CUSIP No. 92931L302                  13G/A                 Page 5 of 7 Pages
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Item 3.     If this statement is filed pursuant to ss.240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	The information required by Items 4(a) - (c) is set forth in Rows (5)-(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2013, discloses that the total number of outstanding shares of Common Stock as of December 30, 2013 was 12,051,003. The percentages set forth on Row (11) of the cover page for each Reporting Person is based on the Company's total number of outstanding shares of Common Stock and assumes the conversion of the reported senior secured convertible notes, convertible preferred stock and the exercise of the reported warrants (collectively, the 'Reported Securities'), in each case, subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the Reported Securities, the Reporting Persons cannot convert or exercise, as applicable, any of the Reported Securities if the Reporting Persons would beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock
(the '9.99% Blocker') and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to convert or exercise all of such Reported Securities Se due to the 9.99% Blocker.

Item 5.     Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8.     Identification and Classification of Members of the Group

      Not applicable.

Item 9.     Notice of Dissolution of Group

      Not applicable.



CUSIP No. 92931L302                  13G/A                 Page 6 of 7 Pages
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Item 10.    Certification

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92931L302                   13G/A                Page 7 of 7 Pages
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SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 30, 2014


HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: 	Authorized Signatory





/s/ Sander Gerber
SANDER GERBER